Exhibit 99.12

Millennial Esports Announces Convertible Debenture Financing of Up to

$6,600,000 and Sale of Assets

TORONTO, Nov. 29, 2018 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), announces that it will conduct a non-brokered private placement (the “Private Placement”) of a convertible debentures (the “Debentures”) in the principal amount of up to $6,600,000 led by the Delavaco Group. The Debentures will mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units (“Units”) of the Company at a price of $0.09 per Unit for the first 12 months and thereafter at a price of $0.10 per unit until maturity. Each Unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of $0.09 per share for the first 12 months and thereafter at a price of $0.10 per share for a period of five years from the issuance of the Debentures.

Proceeds of the Private Placement will be used for, among other things, the payment of certain acquisition costs, operational items related to acquisitions by the Company and other corporate matters.

All securities issued pursuant to the Private Placement will be subject to a statutory hold period expiring four months and one day from closing. Completion of the Private Placement is subject to a number of conditions, including, without limitation, approval of the TSX Venture Exchange and the advanced settlement of certain of the Company’s liabilities prior to closing.

Sale of Arena in Vegas

With the Company’s focus now on its Esports Racing assets, the Company has entered into a binding term sheet to sell its interests in thE Arena in Las Vegas, the Millennial Esports tournament app, the LOL Champions app and related assets to Esports Capital Corp. (“ECC”). As a result of the sale, ECC shall be responsible for all ongoing liabilities of these properties in exchange for the Company making a payment of USD$400,000 to ECC. The sale of the thE Arena in Las Vegas is subject to entering into a binding sale agreement.

ECC is controlled by Alex Igelman, a director of the Company. Due to the fact that ECC is controlled by an insider and a related party of the Company, this transaction is considered a “related party transaction” as set out in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemption from the valuation requirements of MI 61-101 contained in section 5.5(a), and from minority approval requirements pursuant to section 5.7(a), due to the fact that the fair market value of the subject-matter of, and the consideration for, the transaction, does not exceed 25% of the market capitalization of the Company.

Completion of the transaction is subject to the approval of the TSX Venture Exchange.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esports Racing.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to completion of the Private Placement, the successful settlement of certain of the Company’s liabilities, and the sale of thE Arena in Las Vegas. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Contacts:

Manish Grigo

Investor Relations

416.569.3292

manish.grigo@millennialesports.com

Alex Igelman

Executive Chairman and Director

647.346.1888

alex.igelman@millennialesports.com